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SEC FILE NUMBER
0-27750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):
☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K
☑ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR
     For Period Ended: March 31, 2008

☐	Transition Report on Form 10-KSB

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-QSB

☐	Transition Report on Form N-SAR
     For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
FIRSTPLUS FINANCIAL GROUP, INC.
Full Name of Registrant
Not Applicable
Former Name if Applicable
122 W. John Carpenter Freeway, Suite 450
Address of Principal Executive Office (Street and Number)
Irving, Texas 75039
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Management of FirstPlus Financial Group, Inc., a small business issuer, (the “Company”) was unable to obtain sufficient access to the financial records and work papers necessary to timely complete the preparation of the Company’s financial statements for the three months ended March 31, 2008. Such information is required in order to prepare a complete filing. As a result of this delay, the Company is unable to file its Quarterly Report on Form 10-Q within the prescribed time period without unreasonable effort or expense because of the delay in gaining sufficient access to the information required for its timely inclusion in the Quarterly Report. The Company expects to file within the extension period.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

William Handley	972	717-7969

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FIRSTPLUS FINANCIAL GROUP, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2008	By:	/s/ William Handley William Handley
	Title:	Chief Financial Officer

Attachment 1
The Company had no operations until late in 2006 when it entered into the “Buy-Here-Pay-Here” auto finance industry at that time. Thereafter in July 2007, the Company purchased assets to enter into the commercial and consumer lending business. Also in July 2007, the Company purchased assets to enter into the building restoration, facility (janitorial) care and construction management services industries. A reasonable estimate cannot be made because the Company did not gain sufficient access to its financial records and work papers, for the quarter ended March 31, 2008, in order to timely complete its Quarterly Report.